SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No: ______)

                                 HEMOXYMED, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (Title of Class of Securities)

                                    683725105
                                 (CUSIP Number)

                                Joshua D. Schein
                               Prism Ventures LLC
                         420 Lexington Avenue, Suite 300
                            New York, New York 10170
                                 (212) 297-6222

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 10, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

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CUSIP NO. 683725105                              Page 2 of 7 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Judson A. Cooper
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                4,534,534
                    ------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY               4,737,166
       OWNED BY     ------------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                   4,534,534
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,737,166
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,271,700
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 683725105                              Page 3 of 7 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joshua D. Schein, Ph.D.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                4,540,746
                    ------------------------------------------------------------
      NUMBER OF           8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY                4,737,166
      OWNED BY      ------------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                    4,540,746
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,737,166
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,277,912
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 683725105                              Page 4 of 7 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prism Ventures LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0
                    ------------------------------------------------------------
     NUMBER OF            8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 4,737,166
     OWNED BY       ------------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,737,166
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,737,166
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                                                               Page 5 of 7 Pages

                                  Schedule 13D

Item 1.  Security and Issuer.

      This Statement relates to the Common Stock, par value $0.0025 per share (the "Common Stock"), of Hemoxymed, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 50 Lakeview Parkway, Suite III, Vernon Hills, Illinois 60061.

Item 2.  Identity and Background.

      (a, b, c and f) This Statement is being filed by (i) Judson A. Cooper , a U.S. citizen ("Cooper"), (ii) Joshua D. Schein, Ph.D. ("Schein"), a U.S. citizen and (iii) Prism Ventures LLC, a Delaware limited liability company ("Prism"). The principal business of Prism is to hold certain investments. Each of Schein and Cooper own 50% of Prism. The principal office of Prism is 420 Lexington Avenue, Suite 300, New York, New York 10170. Cooper, Schein and Prism are referred to herein collectively as the "Reporting Persons."

      (d and e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      Prior to August 21, 2001, Prism, Cooper and Schein owned 14,464,627, 173,163 and 173,163 shares of common stock of Hemoxymed, Inc., a private company. On August 21, 2001, Hemoxymed, Inc. merged into the Company (formerly known as Ophidian Pharmaceuticals, Inc.). Prism, Cooper and Schein received 14,464,627, 173,163 and 173,163 shares of Common Stock of the Company in the merger, respectively. In November 2001, in connection with a private placement, the Company converted $242,065 of debt owed to Prism into 484,130 shares at $.50 per share. On April 10, 2002, Prism transferred 2,772,979 shares to a third party. On September 2, 2002, Prism transferred 4,361,371 shares of Common Stock to each of Cooper and Schein. On September 10, 2002, the Company merged with Molecular Geriatrics Corporation. In connection with the merger, Prism was issued 800,000 warrants to purchase Common Stock of the Company which are immediately exercisable at $.20 per share until September 10, 2012.

Item 4.  Purpose of Transactions

      Each of the Reporting Persons currently intend to hold the shares of Common Stock of the Company for investment purposes. None of the Reporting Persons has any current intention to purchase additional shares of Common Stock. Other than as discussed herein, none of the Reporting Persons has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of the Company's equity securities becoming eligible for termination of


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

                                                               Page 6 of 7 Pages

registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) Cooper may be deemed to be the beneficial owner of 9,271,700 shares of Common Stock, representing 19.1% of the outstanding shares of Common Stock. Such shares include 4,534,534 shares of Common Stock owned by Cooper and 4,737,166 shares of Common Stock owned by Prism. Schein may be deemed to be the beneficial owner of 9,277,912 shares of Common Stock, representing 19.1% of the outstanding shares of Common Stock. Such shares include 4,540,746 shares of Common Stock owned by Schein and 4,737,166 shares of Common Stock owned by Prism. Prism may be deemed to be the beneficial owner of 4,737,166 shares of Common Stock representing 9.8% of the outstanding shares of Common Stock.

      (b) Cooper may be deemed to have sole voting and dispositive power over 4,534,534 shares of Common Stock and share voting and dispositive power with Prism with respect to 4,737,166 shares of Common Stock. Schein may be deemed to have sole voting and dispositive power over 4,540,746 shares of Common Stock and share voting and dispositive power with Prism with respect to 4,737,166 shares of Common Stock. Prism may be deemed to share voting and dispositive power over 4,737,166 shares of Common Stock with Cooper and Schein.

      (c) None in addition to the transactions described in Item 3.

    (d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

      1. Joint Filing Agreement between Judson A. Cooper, Joshua D. Schein, Ph.D. and Prism Ventures LLC.

                                                               Page 7 of 7 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of September 23, 2002                      /s/ Judson A. Cooper
                                                    ----------------------------
                                                    Judson A. Cooper


Dated as of September 23, 2002                      /s/ Joshua D. Schein
                                                    ----------------------------
                                                    Joshua D. Schein, Ph.D.


                                                    Prism Ventures LLC


Dated as of September 23, 2002                      By: /s/ Joshua D. Schein
                                                       -------------------------
                                                       Name:  Joshua D. Schein
                                                       Title: Member


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